UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2 )*

                            HEALTH MANAGEMENT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.03 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    42219B10
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Rober W. Fine
                        Transworld Home HealthCare, Inc.
                               75 Terminal Avenue
                            Clark, New Jersey 07066
                                 (908) 340-1144
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 26, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 42219B10
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Transworld Home HealthCare, Inc.
      (Intentionally Omitted)
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      BK
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               -0-
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             9,711,005
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        -0-
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        9,711,005
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      9,711,005 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      51.0%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 42219B10
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      IMH Acquisition Corp.
      (Intentionally Omitted)
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      BK
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               -0-
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             9,711,005
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        -0-
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        9,711,005
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      9,711,005 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      51.0%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 42219B10
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Hyperion Partners II L.P.
      (Intentionally Omitted)
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      BK, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               -0-
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             9,973,098
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        -0-
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        9,973,098
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      9,973,098 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      51.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 42219B10
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Hyperion Ventures II L.P.
      (Intentionally Omitted)
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               -0-
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             9,973,098
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        -0-
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        9,973,098
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      9,973,098 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      51.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 42219B10
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Hyperion Funding II Corp.
      (Intentionally Omitted)
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               -0-
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             9,973,098
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        -0-
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        9,973,098
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      9,973,098 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      51.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 42219B10
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Lewis S. Ranieri
      (Intentionally Omitted)
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States of America
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               -0-
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             9,973,098
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        -0-
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        9,973,098
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      9,973,098 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      51.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 42219B10
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Scott A. Shay
      (Intentionally Omitted)
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States of America
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               -0-
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             9,973,098
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        -0-
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        9,973,098
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      9,973,098 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      51.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      Items 4, 5, and 7 of the Schedule 13D, dated November 13, 1996, as amended by Amendment No. 1 thereto (the "Schedule 13D") relating to the Common Stock, par value $.03 per share, of Health Management, Inc., are hereby amended by adding thereto the information and exhibit described herein. Terms which are defined in such Schedule 13D shall have their defined meanings herein, unless otherwise defined herein.

Item 4. Purpose of Transaction

      On March 26, 1997, Transworld, the Issuer, and Newco entered into a letter agreement (the "March 26 Amendment"), which amended certain provisions of the Merger Agreement. The March 26 Amendment decreases from $1.50 to $.30 the amount per share that each holder of Common Stock (other than Transworld and its subsidiaries) will receive if the Merger is consummated. In addition, pursuant to the March 26 Amendment, it is a condition to the obligations of Transworld and Newco to effect the Merger that, at or prior to April 11, 1997, the Amended Stipulation of Partial Settlement of the consolidated class actions under the caption, In re Health Management, Inc. Securities Litigation, dated December 19, 1996, shall have been further amended to provide for the settlement of such actions for a reduced settlement amount not to exceed $4.55 million and that such Amended Stipulation of Partial Settlement, as so amended, shall have been finally approved by the United States District Court and such court shall have entered a judgment substantially in the form of the exhibit to such Amended Stipulation and all appeals therefrom shall have been exhausted or applicable waiting periods for any such appeals shall have expired without an appeal having been filed. The March 26 Amendment further provides that its effectiveness is subject, at the option of Transworld and Newco, to the receipt by Transworld of the written consent to the March 26 Amendment by Transworld's lenders and that if such consent has not been obtained on or prior to April 11, 1997, then at any time thereafter Transworld may, in its sole discretion, terminate the March 26 Amendment and terminate the Merger Agreement. For further information with respect to the March 26 Amendment, reference is made to the March 26 Amendment (which is filed as Exhibit 1 hereto), which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

      Based solely on the advice of the Issuer as to the applicable conversion rate of the Convertible Note owned by the Fund, the Convertible Note was convertible into 262,093 shares of Common Stock as of March 15, 1997. Therefore, each of the Fund, the General Partner, Lewis S. Ranieri, and Scott A. Shay may be deemed to be the beneficial owner of such 262,093 shares of Common Stock and the 9,711,005 shares of Common Stock beneficially owned by Transworld and Newco, or an aggregate of 9,973,098 shares of Common Stock, representing 51.6% of the outstanding shares of Common Stock.

Item 7. Materials to be filed as Exhibits

Exhibit 1 - Letter agreement, dated March 26, 1997, amending
            Merger Agreement

                                    SIGNATURE

            After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

                                        TRANSWORLD HOME HEALTHCARE, INC.

April 4, 1997                           By /s/ Robert W. Fine
                                           -------------------------------
                                           Robert W. Fine
                                           President

                                        HYPERION PARTNERS II L.P.
                                        By: Hyperion Ventures II L.P.,
                                            its general partner
                                            By: Hyperion Funding II Corp.,
                                                its general partner


                                                By /s/Scott A. Shay
                                                   ------------------------
                                                   Scott A. Shay
                                                   Executive Vice
                                                   President

                                        HYPERION VENTURES II L.P.
                                        By: Hyperion Funding II Corp.,
                                            its general partner


                                            By /s/Scott A. Shay
                                               ----------------------------
                                               Scott A. Shay
                                               Executive Vice President

                                        HYPERION FUNDING II CORP.

                                        By /s/Scott A. Shay
                                           --------------------------------
                                           Scott A. Shay
                                           Executive Vice President


                                        /s/Lewis A. Ranieri
                                        -----------------------------------
                                        Lewis A. Ranieri


                                        /s/Scott A. Shay
                                        -----------------------------------
                                        Scott A. Shay

                                        IMH ACQUISITION CORP.


                                        By /s/ Robert W. Fine
                                           --------------------------------
                                           Robert W. Fine
                                           President